EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2014	2013	2012	2011	2010
(millions)
Income From Continuing Operations Before Income Tax and Income From Equity Investees	$1,540	$1,138	$1,170	$309	$730
Add (Deduct)
Fixed Charges	349	296	288	207	148
Capitalized Interest	(116)	(121)	(151)	(132)	(67)
Distributed Income From Equity Investees	382	204	204	225	139
Earnings as Defined	$2,155	$1,517	$1,511	$609	$950

Net Interest Expense	210	158	125	65	72
Capitalized Interest	116	121	151	132	67
Interest Portion of Rental Expense	23	17	12	10	9
Fixed Charges as Defined	$349	$296	$288	$207	$148

Ratio of Earnings to Fixed Charges	6.2	5.1	5.2	2.9	6.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$—	$—